SELIGMAN TAX-AWARE FUND, INC.

Proxy Results

The following proposal was considered and approved at a special meeting of shareholders held at the offices of the Fund on April 22, 2003. Tabulations of the votes received appear below.

Proposal 1
To approve an agreement and Plan of Acquisition and Liquidation whereby the assets and liabilities of Seligman Tax-Aware Fund would be acquired by Seligman Growth Fund in exchange for shares of Seligman Growth Fund, and the shares so received will be distributed to shareholders of Seligman Tax-Aware Fund.


For Ratification           Against Ratification            Abstain
701,588.338                     10,633.484                24,059.359